A5 3/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15048947

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 02 2015 WASH, D.C. 201

SEC FILE NUMBER
8- 14485

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TAG WEALTH MANAGEMENT, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20815 N CAVE CREEK ROAD
(No. and Street)

PHOENIX (City) AZ (State) 85024-4481 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JACK BILTIS (623)792-9300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MICHAEL MAASTRICHT,CPA
(Name – *if individual, state last, first, middle name*)

11225 NORTH 28TH DRIVE (Address) PHOENIX (City) AZ (State) 85029 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13/15

OATH OR AFFIRMATION

I, JACK BILTIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TAG WEALTH MANAGEMENT, LLC, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHERYL JONES
Notary Public - Arizona
Maricopa County
My Comm. Expires Oct 31, 2016

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Tag Wealth Management, LLC
Member FINRA/SiPC
20815 N. Cave Creek Rd.
Phoenix, AZ 85024
P: 623-792-9300

February 25, 2015

Michael Maastricht, CPA
11225 N. 28th Drive, Suite D-101
Phoenix, AZ 85029

This representation letter is provided in connection with your audit of the financial statements of Tag Wealth Management, LLC which comprise the balance sheet as of December 31, 2014 and the related statement(s) of income, retained earnings, and cash flows for the year then ended, and the related notes to the financial statements, for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP)

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement. An omission or misstatement that is monetarily small in amount could be considered material as a result of qualitative factors.

We confirm, to the best of our knowledge and belief, as of February 25, 2015 the following representations made to you during your audit.

Financial Statements

- We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated July 31, 2014.

- The financial statements referred to above are fairly presented in conformity with U.S. generally accepted accounting principles. .

- We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

- We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.

- Significant assumptions we used in making accounting estimates, including those measured at fair value, are reasonable.

- Related party relationships and transactions have been appropriately accounted for and disclosed in accordance with the requirements of U.S. GAAP.

- All events subsequent to the date of the financial statements and for which U.S. GAAP requires adjustment or disclosure have been adjusted or disclosed.

- The effects of all known actual or possible litigation, claims, and assessments have been accounted for and disclosed in accordance with U.S. GAAP.

- Material concentrations have been properly disclosed in accordance with U.S. GAAP.

- Guarantees, whether written or oral, under which the company is contingently liable, have been properly recorded or disclosed in accordance with U.S. GAAP.

Information Provided

- We have provided you with:

  •• Access to all information, of which we are aware, that is relevant to the preparation and fair presentation of the financial statements, such as records, documentation, and other matters.'

  •• Additional information that you have requested from us for the purpose of the audit.

  •• Unrestricted access to persons within the entity from whom you determined it necessary to obtain audit evidence.

- All material transactions have been recorded in the accounting records and are reflected in the financial statements.

- We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud.

- We have no knowledge of any fraud or suspected fraud that affects the entity and involves:

  ••Management,

  •• Employees who have significant roles in internal control, or

  •• Others where the fraud could have a material effect on the financial statements.

- We have no knowledge of any allegations of fraud or suspected fraud affecting the entity's financial statements communicated by employees, former employees, analysts, regulators, or others.

- We have disclosed to you all known instances of noncompliance or suspected noncompliance with laws and regulations whose effects should be considered when preparing financial

statements.

- We have disclosed to you all known actual or possible litigation, claims, and assessments whose effects should be considered when preparing the financial statements.

- We have disclosed to you the identity of the entity's related parties and all the related party relationships and transactions of which we are aware.

- The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.

- We acknowledge our responsibility for presenting the Computation of Net Capital under Rule 15c3-1 in accordance with U.S. GAAP, and we believe Computation of Net Capital under Rule 15c3-1 , including its form and content, is fairly presented in accordance with U.S. GAAP.

Signature: ____________________

Title: PRESIDENT

TAG WEALTH MANAGEMENT, LLC

Phoenix, Arizona

FINANCIAL STATEMENTS
WITH ACCOUNTANT'S REPORT

as of December 31, 2014

MICHAEL MAASTRICHT, CPA
Certified Public Accountant

TAG WEALTH MANAGEMENT LLC

Year Ended December 31, 2014

TABLE OF CONTENTS

MICHAEL MAASTRICHT, CPA
Certified Public Accountant

11225 North 28th Drive, Suite D-101
Phoenix, Arizona 85029

(602) 375-2926 - Office
(602) 375-2761 - Fax
mike@maastrichtcpa.com - e-mail

Report of Independent Registered Public Accounting Firm

To the Member
Tag Wealth Management, LLC:

We have audited the accompanying statement of financial condition of Tag Wealth Management, LLC, as of December 31, 2014, the related statements of income, changes in members equity, and cash flows for the year then ended. These financial statements are the responsibility of Tag Wealth Management, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tag Wealth Management, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The supplemental information in schedules I to III has been subjected to audit procedures performed in conjunction with the audit of Tag Wealth Management, LLC's financial statements. The supplemental information in schedules I to III is the responsibility of Tag Wealth Management, LLC's management. Our audit procedures included determining whether the supplemental information in schedules I to III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information in schedules I to III. In forming our opinion on the supplemental information in schedules I to III, we evaluated whether the supplemental information in schedules I to III, including its form and content is presented in conformity with 17 C.F.R.§240.17a-5. In our opinion the supplemental information in schedules I to III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phoenix, Arizona
February 16, 2015

Michael Maastricht, CPA

TAG WEALTH MANAGEMENT, LLC

Statement of Financial Condition
December 31, 2014

ASSETS

Current assets:	
Cash	$ 15,536
Other assets	1,284
Total current assets	16,820
	$ 16,820

MEMBER'S EQUITY

Current liabilities:	
Accounts payable	$ 1,000
Total current liabilities	1,000
Member's equity:	
Capital	19,897
Accumulated loss	(4,077)
Total member's equity	15,820
	$ 16,820

See accompanying notes.

TAG WEALTH MANAGEMENT, LLC

Statement of Income
For the Year Ended December 31, 2014

Revenue:		
Consulting income	$	47,000
Expenses:		
Compliance		12,492
Regulatory fees and expenses		3,346
Overhead		24,000
Technology		1,800
Other expenses		40
		41,678
Net income	$	5,322

See accompanying notes.

TAG WEALTH MANAGEMENT, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2014

	Capital	Accumulated Loss	Total
Balance, December 31, 2013	$ 19,897	(9,399)	10,498
Net income		5,322	5,322
Balance, December 31, 2014	$ 19,897	(4,077)	15,820

See accompanying notes.

TAG WEALTH MANAGEMENT, LLC

Statement of Cash Flows
For the Year Ended December 31, 2014

Cash flows from operating activities:		
Net income	$	5,322
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in other assets		(1,208)
Net cash provided by operating activities		4,114
Net increase in cash		4,114
Cash, beginning of year		11,422
Cash, end of year	$	15,536

See accompanying notes.

TAG WEALTH MANAGEMENT, LLC

Notes to Financial Statements
For the Years Ended December 31, 2014

(1) Summary of significant accounting policies:

Nature of Company's business:

Tag Wealth Management (the "Company") was registered in 2011 under the laws of the State of Arizona to operate as a broker-dealer.

Statement of cash flows:

Cash consists of Federally insured bank deposits.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Financial instruments

Fair value is determined by using available market information and valuation methodologies. Financial instruments include cash, which is carried at fair value.

Expense sharing

The Company has an expense sharing agreement with an affiliated company, Tag Employer Services, LLC, whereby certain expenses, primarily rent, payroll, and equipment are shared by the companies. Under the arrangement, the Company has no liability under rental leases or for payroll taxes and related compliance and owns no depreciable assets.

(2) Revenue recognition:

Consulting income is recognized in the period services are rendered.

(3) Related party:

Revenue comprises a consulting fee with a related party totaling $47,000 for the year ended December 21, 2014.

Amounts paid to the Company's owner for shared expenses follow:

Overhead	$ 24,000
Technology	1,800
	$ 25,800

(4) Income taxes:

All income and expense is passed through the Company for income tax purposes and reported on the income tax returns of the individual member. Accordingly, the financial statements include no provision or liability for income taxes

(5) Net capital requirements:

The Company is subject to regulatory requirements for minimum capitalization by FINRA. At December 31, 2014, the Company had net capital of $14,536, which was $9,536 in excess of its required capital of $5,000.

(6) Subsequent events:

The entity did not have any subsequent events through February 16, 2014, which is the date the financial statements were available to be issued, requiring recording or disclosure in the financial statements for the year ended December 31, 2014.

TAG WEALTH MANAGEMENT, LLC
SCHEDULE I

Computation of Net Capital Under Rule15c3-1 of the
Securities and Exchange Commission
December 31, 2014

Member's equity (capital) per balance sheet at December 31, 2014	$	15,820
Less not allowable assets:		
Cash in CRD account		1,284
Net capital for FINRA requirement purposes as of December 31, 2014		14,536
Net capital required		5,000
Net capital in excess of amount required	$	9,536

Note: There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2014

TAG WEALTH MANAGEMENT, LLC
SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2014

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a) (2).

TAG WEALTH MANAGEMENT, LLC
SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2014

An exemption from Rule 15c3-3 is claimed based upon section (k)(2)(ii).

MICHAEL MAASTRICHT, CPA

Certified Public Accountant

11225 North 28th Drive, Suite D-101
Phoenix, Arizona 85029

(602) 375-2926 - Office
(602) 375-2761 - Fax
mike@maastrichtcpa.com - e-mail

Report of Independent Registered Public Accounting Firm

To the Member
Tag Wealth Management, LLC:

We have reviewed management's statements, identified in the accompanying Exemption Report, in which (1) Tag Wealth Management, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Tag Wealth Management, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Tag Wealth Management, LLC stated that Tag Wealth Management, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Tag Wealth Management, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Accounting Oversight Board (United States) and, accordingly, included inquiries and other related procedures to obtain evidence about Tag Wealth Management, LLC, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k) (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael Maastricht, CPA

Phoenix, Arizona
February 16, 2015

Tag Wealth Management, LLC's Exemption Report

Tag Wealth Management, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k): [(2)(ii)]

(2) The Company had no obligations under 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year without exception.

____

Tag Wealth Management, LLC

I, Jack Biltis, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: ________________________

Title: PRESIDENT

February 16, 2015